 INVESTMENT MANAGERS SERIES TRUST
235 W. Galena Street
Milwaukee, Wisconsin 53212

VIA EDGAR

April 28, 2015

Securities and Exchange Commission
100 F Street, NE
 Washington, DC 20549

Attention: Division of Investment Management

Re:	Investment Managers Series Trust – File Nos. 333-122901 and 811-21719 (the “Registrant”) on behalf of the State Street/Ramius Managed Futures Strategy Fund

Ladies and Gentlemen:

This letter summarizes the comments provided by Ms. Anu Dubey of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by telephone on April 13, 2015, on the Registrant’s registration statement filed on Form N-1A with respect to the State Street/Ramius Managed Futures Strategy Fund (the “Fund”), a series of the Registrant. Responses to all of the comments are included below and, as appropriate, will be reflected in the next Post-Effective Amendment to the Fund’s Form N-1A registration statement (the “Amendment”), which the Registrant will file with the Commission by April 30, 2015.

PROSPECTUS

SUMMARY SECTION

Fees and Expenses of the Fund
1.	Submit a completed fee table and expense example as a correspondence filing via EDGAR prior to the registration statement’s effective date.

Response: Below is the completed “Fees and expenses” table.

Fees and Expenses of the Fund
This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund. You may qualify for sales charge discounts if you and your family invest, or agree to invest in the future, at least $50,000 in Class A shares of the Fund and/or the shares of other Ramius Funds More information about these and other discounts is available from your financial professional and in the section titled “Class A Shares” on page 36 of this Prospectus.

	Class A Shares	Class I Shares
Shareholder Fees (fees paid directly from your investment)

Maximum sales charge (load) imposed on purchases (as a percentage of offering price)	5.50%	None
Maximum deferred sales charge (load) (as a percentage of the lesser of the value redeemed or the amount invested)	1.00%[1]	None
Redemption fee if redeemed within 30 days of purchase (as a percentage of amount redeemed)	1.00%	1.00%
Wire fee	$20	$20
Overnight check delivery fee	$25	$25
Retirement account fees (annual maintenance fee)	$15	$15

Annual Fund Operating Expenses[2] (expenses that you pay each year as a percentage of the value of your investment)
Management fees	1.35%	1.35%
Subadvisory fees	0.08%	0.08%
Distribution and service (Rule 12b-1) fees	0.25%	None
Other expenses (including Subsidiary and Trading Entities’ expenses of 5.47%)2,[3]	5.89%	5.89%
Total annual fund operating expenses	7.57%	7.32%
Fee waiver and/or expense reimbursements [4]	(0.60)%	(0.60)%
Total annual fund operating expenses after fee waiver and/or expense reimbursements[4]	6.97%	6.72%

1.	No sales charge applies on investments of $1 million or more, but a contingent deferred sales charge (“CDSC”) of 1% will be imposed on certain redemptions of such Shares within 18 months of the date of purchase.
2.	The expense information in the table has been restated to reflect current fees.
3.	This item includes management fees paid by the Subsidiary to the Advisor (as both are defined in this Prospectus). Subsidiary expenses include fees and expenses of the Trading Entities (as defined in this Prospectus) which are borne indirectly by the Fund as a result of investing in the Trading Entities through the Subsidiary, including management fees paid by the Trading Entities to the Trading Advisors (as defined in this Prospectus) and performance fees based on trading profits (both realized and unrealized) to the Trading Advisors. Actual fees and expenses may vary from year to year, including depending on the Trading Entities’ profits and amount of assets allocated to each Trading Entity.
4.	The Advisor has contractually agreed to waive its fees and/or pay for operating expenses of the Fund to ensure that total annual fund operating expenses (excluding any (i) Subsidiary and Trading Entities’ expenses, (ii) acquired fund fees and expenses, (iii) interest, (iv) taxes, (v) dividends on short positions, (vi) brokerage commissions, (vii) front-end or contingent deferred loads that this Fund may charge, (viii) expenses incurred in connection with any merger or reorganization and (ix) extraordinary expenses such as litigation expenses) do not exceed 1.90% and 1.65% of the average daily net assets of the Fund’s Class A and Class I shares, respectively. This agreement is effective until April 30, 2016, and may be terminated before that date only by the Trust’s Board of Trustees. The Advisor is permitted to seek reimbursement from the Fund, subject to certain limitations, for fees it waived and Fund expenses it reimbursed for a period of three years from the date of the waiver or payment. In addition, the Advisor has contractually agreed, for so long as the Fund invests in the Subsidiary, to waive the management fee it receives from the Fund in an amount equal to the management fee paid to the Advisor by the Subsidiary pursuant to the investment advisory agreement between the Subsidiary and the Advisor. This undertaking may not be terminated by the Advisor as long as the investment advisory agreement between the Subsidiary and the Advisor is in place unless the Advisor obtains the prior approval of the Fund’s Board of Trustees.

Example
This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	One Year	Three Years	Five Years	Ten Years
Class A shares	$1,202	$2,569	$3,866	$6,829
Class I shares	$666	$2,072	$3,413	$6,503

2.	The second paragraph states, “You may qualify for sales charge discounts if you and your family invest, or agree to invest in the future, at least $50,000 in Class A shares of the Fund and/or the shares of other Ramius Funds, which are offered in separate prospectuses. (Please contact the Fund at 877-672-6487 to receive a prospectus for another Ramius Fund.)” The second half of the sentence (bolded and underlined) is not required by Item 3 of Form N-1A and should be deleted or moved to another section of the Registration Statement.

Response: The Registrant has removed the second half of the sentence from the Prospectus.

3.	Pursuant to Item 3 of Form N-1A, the line item for “Management Fees” should be consolidated to include the Subadvisory fees and the management fees paid by the Subsidiary and the Trading Entities. In addition, the calculation for the management fees paid should be based on the Fund’s net assets.

Response: The Registrant is in the process of applying for manager of managers exemptive relief and, as discussed with the Staff, therefore intends to maintain the existing fee disclosure methodology with respect to the current fee disclosure. The management fees paid by the Subsidiary and the Trading Entities is calculated based on the Fund’s net assets and is included in “Other Expenses” as a sub-caption.

4.	Pursuant to Item 3 of Form N-1A, the line item “Subsidiary expenses, including Trading Entities’ expenses” should be included in or should be a subcaption under “Other expenses.” In addition, confirm that the fees and expenses of the Subsidiary and Trading Entities are not included under the line item, “Acquired Fund Fees and Expenses.”

Response: The line item “Subsidiary expenses, including Trading Entities’ expenses” has been included as a subcaption under “Other expenses.” The Registrant confirms that the Subsidiary and Trading Entities’ expenses are not included in the line item “Acquired Fund Fees and Expenses.”

5.	With respect to comment number 3 above, Footnote 3 should be revised to reflect that the line item does NOT include the contractual management fees for the Subsidiary and the Trading Entities.

Response: As noted in comment number 3, the Registrant is seeking manager of managers exemptive relief and has therefore not revised the fee table to consolidate the management fees paid to the Subsidiary and the Trading Entities with the line item “Management fees” or made the requested revision to Footnote 3.

6.	Footnote 4 states, “The Advisor has contractually agreed to waive its fees and/or pay for operating expenses of the Fund to ensure that total annual fund operating expenses (excluding any (i) expenses included in the “Subsidiary expenses, including Trading Entity expenses” line item in the table above, (ii) acquired fund fees and expenses, (iii) interest, (iv) taxes, (v) dividends on short positions, (vi) brokerage commissions, (vii) front-end or contingent deferred loads….” Revise footnote 4(i) to reflect any changes made to the line item as discussed in comment number 4 above. In addition, clarify that footnote 4(vii) applies to the front-end or contingent deferred loads that this Fund may charge and not to those of other funds in which the Fund may invest.

Response: The Footnote has been modified to reflect the changes made to the Fee Table line items and to clarify that the reference to front-end or contingent deferred loads refers to those of this Fund.

7.	Include, as an exhibit to the Amendment, a copy of the fee waiver agreement with the Fund’s investment advisor that is referenced in the fourth footnote to the Fees and Expenses table.

Response: The Registrant will include a copy of the Operating Expense Limitation Agreement with the Fund’s investment advisor as an Exhibit to the Amendment.

Example
8.	Pursuant to Instruction 4(f) to Item 3 of Form N-1A, the second table for the Example should only be included if a sales charge (load) or other fee is charged upon redemption. Accordingly, the second table should be omitted.

Response: The second table of the Example has been removed from the Prospectus.

Portfolio Turnover
9.	The second sentence of the paragraph states, “A higher portfolio turnover may indicate higher transaction costs, may result in a greater proportion of the Fund’s gains being treated for federal income tax purposes as short-term capital gains (which will be taxable as ordinary income when distributed to shareholders), and may cause the Fund to distribute taxable income to its shareholders sooner than it would have distributed income if the investments were held for longer periods of time.” Pursuant to Item 3 of Form N-1A, the bolded and underlined disclosure should be replaced with “higher taxes when Fund shares are held in a taxable account.” The bolded and underlined information may be included in another section of the Registration Statement.

Response: The requested revision has been made.

Principal Investment Strategies
10.
The second sentence of the first paragraph states, “The managed futures strategy is intended to capture returns tied to global macroeconomic trends in the commodity futures (including financial futures) markets, and the fixed income strategy is intended to generate interest income and capital appreciation to add diversification to the returns generated by the managed futures strategy.” Clarify and explain what is meant by “financial futures” and whether they are held by the Fund, Subsidiary or Trading Entities.

Response: The first half of that sentence has been revised as follows (emphasis added): “The managed futures strategy is intended to capture returns tied to global macroeconomic trends in the commodity futures (including financial futures (i.e., futures contracts on financial products such as currencies, broad-based indices and Treasury bills)) markets, taking both long and short positions in such markets.”

Furthermore, the Fund has added the following disclosure as a new fifth paragraph in this section (emphasis added):

Each Trading Advisor will implement its designated managed futures program by investing assets of the respective Trading Entity it advises in a variety of derivative instruments, including exchange-listed futures contracts and over-the-counter (“OTC”) forward contracts. It is anticipated that the instruments in which the Trading Entities will invest include (a) U.S. and foreign spot currencies, (b) commodity futures contracts (including currency futures and futures on broad-based security indices), and (c) currency forward contracts. The Fund may invest in emerging markets and does not have a policy limiting the amount of the Fund’s portfolio that it may invest in foreign investments. Other instruments in which a Trading Entity may invest include options on futures contracts, swaps and other derivative instruments. The Trading Entities may buy and sell futures contracts on financial products (such as currencies, broad-based indices and Treasury bills) but may not invest in “security futures” as defined in Section 3(a)(55) of the Securities and Exchange Act. Each instrument in which a Trading Entity may invest may be tied to a wide variety of global markets for currencies, interest rates, equity and debt securities, energy resources, metals, agricultural products and other commodities. A Trading Entity may take both long and short positions in the instruments in which it invests. The Trading Advisors may or may not be registered under the Commodity Exchange Act.

Historically only the Trading Entities have held financial futures, but the Subsidiary may in the future hold financial futures.

Managed Futures Strategy
11.	Specify what the managed futures strategy is and what the Fund, Subsidiary and Trading Entity are actually doing to pursue this strategy.

Response: The Fund pursues its managed futures strategy primarily by investing up to 25% of its total assets in the Subsidiary, which in turn invests the majority of its assets in the Trading Entities. The Registrant has added to the summary section the following disclosure, which is also included in the Prospectus in response to Item 9 of Form N-1A:

“Each Trading Advisor will implement its designated managed futures program by investing assets of the respective Trading Entity it advises in a variety of derivative instruments, including exchange-listed futures contracts and over-the-counter (“OTC”) forward contracts. It is anticipated that the instruments in which the Trading Entities will invest include (a) U.S. and foreign spot currencies, (b) commodity futures contracts (including currency futures and futures on broad-based security indices), and (c) currency forward contracts. The Trading Entities may invest in foreign investments, including investments in emerging markets. Other instruments in which a Trading Entity may invest include options on futures contracts, swaps and other derivative instruments. The Trading Entities may buy and sell futures contracts on financial products (such as currencies, broad-based indices and Treasury bills) but may not invest in “security futures” as defined in Section 3(a)(55) of the Securities and Exchange Act. Each instrument in which a Trading Entity may invest may be tied to a wide variety of global markets for currencies, interest rates, equity and debt securities, energy resources, metals, agricultural products and other commodities. A Trading Entity may take both long and short positions in the instruments in which it invests. The Trading Advisors may or may not be registered under the Commodity Exchange Act.

Among the different trading styles which may be employed by current or future Trading Advisors for the Trading Entities are:

Systematic Trend-Following: These Trading Advisors use quantitative strategies in an attempt to identify the emergence of trends in financial and commodity markets. Trend-following strategies range from very short-term to long-term and are applied across a broad range of markets. It is common for these Trading Advisors to trade in numerous liquid markets.

Non-Trend-Following: These Trading Advisors use quantitative and other methods in an attempt to identify market reversals, liquidity-driven trading opportunities or changes in market momentum. These Trading Advisors, like the trend-following Trading Advisors, typically trade in numerous liquid markets. Non-trend trading strategies are primarily short to medium-term.

Relative Value: These Trading Advisors use fundamental or quantitative analyses in an attempt to identify relative mis-pricing of markets and market instruments in fixed income, foreign exchange, commodities and equities.

Global Macro: These Trading Advisors develop discretionary views on the global economic outlook and patterns of global flow of funds and implement trading strategies (with varying time horizons) that seek to reflect those views.”

12.	The last sentence of the second paragraph states, “The Advisor and Sub-Advisor expect the Trading Advisors to trade independently of each other and, as a group, to employ a wide variety of systematic, relative value and discretionary managed futures programs in the global currency futures, fixed income futures, commodity futures and equity futures markets.” Provide additional details on what is meant by a wide variety of systematic, relative value and discretionary managed futures programs.

Response: Additional disclosure regarding the Trading Advisors’ managed futures programs has been added to the Summary Section as detailed in the response to comment number 11.

13.	Each of the Trading Advisors and its respective address are listed under this section. Consider moving this information to the section of the Prospectus in response to Item 5 of Form N-1A – Management.

Response: Although the list of Trading Advisors is being kept in this section, the addresses have been moved to the section of the Prospectus in response to Item 5 of Form N-1A.

14.
The last paragraph states, “Although the Fund expects to execute its managed futures strategy primarily by investing in the Subsidiary, the Fund also may invest in derivative instruments to the extent permitted under the 1940 Act and consistent with its intent to be treated as a “regulated investment company” under the Internal Revenue Code of 1986, as amended (the “Code”).” Explain the types of derivative instruments in which the Fund may invest and the purpose of such investments.

Response: The Registrant has revised the sentence as follows:

“Although the Fund expects to execute its managed futures strategy primarily by investing in the Subsidiary, the Fund also may invest in swaps to the extent permitted under the 1940 Act and consistent with its intent to be treated as a “regulated investment company” under the Internal Revenue Code of 1986, as amended (the “Code”)”.

Fixed Income Strategy
15.	The last sentence of the first paragraph states that the Fund may invest in ETFs and ETNs. Risk disclosure related to ETFs and ETNs should be included under “Principal Risks of Investing”.

Response: The Registrant has added risk disclosure related to ETFs and ETNs to the “Principal Risks of Investing” section.

16.	The second paragraph states that the Fund may invest in foreign investments. Confirm whether the Fund will invest in emerging markets as part of its principal investment strategy and add disclosure accordingly.

Response: The Registrant confirms that the Fund may invest in emerging markets and has added reference to emerging markets in the principal investment strategies sections.

17.	The second paragraph states that the Fund may invest in fixed income securities rated at the time of purchase BBB- or higher. Clarify whether the Fund will invest in junk bonds or only in “investment grade” bonds. Add any additional risks accordingly.

Response: The first paragraph in this section references the term “investment grade.” The definition of “investment grade” has been moved closer to its first use. The first paragraph has been modified to add the definition as follows (emphasis added):

“Subject to the Advisor’s oversight, the Sub-Advisor allocates the Fund’s assets that are not allocated to the Subsidiary to a fixed income strategy that invests primarily in investment grade fixed income securities in order to generate interest income and capital appreciation, which may add diversification to the returns generated by the Fund’s managed futures portfolio (the “Fixed Income Portfolio”). Investment grade securities are those rated in the Baa3 or higher categories by Moody's Investors Service, Inc. ("Moody's"), or in the BBB- or higher categories by Standard & Poor's, a division of McGraw Hill Companies Inc. (“S&P”), or Fitch Ratings Ltd. (“Fitch”) or, if unrated by S&P, Moody's or Fitch, determined by the Advisor or Sub-Advisor to be of comparable credit quality. The Fixed Income Portfolio may also include investments in exchange-traded funds (“ETFs”) and exchange-traded notes (“ETNs”).”

The Registrant confirms that the Fund does not invest in junk bonds.

Principal Risks of Investing
18.	Under the risk disclosure for “Performance Fee Risk” add that the Trading Entities pay a fixed management fee based on the notional value of the derivatives which could create an incentive to invest more and increase the risk of the Fund.

Response: As noted in the response to comment number 43 below, the Registrant is proposing to include an updated description of how the Trading Entity management fees are calculated to clarify, among other things, that the Trading Entities pay management fees based on trading level rather than notional value. Therefore, the Registrant has not added the requested disclosure to the section related to “Performance Fee Risk.”

19.	The risk disclosure includes risk for “Portfolio Turnover Risk” and refers to active and frequent trading. If this is the case, active and frequent trading should be reflected under the principal investment strategy.

Response: The Registrant has added the following sentence to the principal investment strategy:

“The Trading Advisors will employ active and frequent trading.”

20.	The risk disclosure includes risk for “Industry Concentration Risk”. Disclose which industry the Fund has a concentration policy. Note that the Staff views the commodity futures markets as a type of investment and not an industry. Revise the disclosure accordingly.

Response: The Fund does not have a policy to concentrate in any specific industry and confirms that the Fund will not invest more than 25% of its net assets in any one industry; however, the Fund’s investments may be focused in certain sectors at various times. The risk disclosure has been modified as follows:

“Sector Focus Risk. The Fund may invest a larger portion of its assets in one or more sectors than many other mutual funds and thus will be more susceptible to negative events affecting those sectors. At times the performance of the Fund’s investments may lag the performance of other sectors or the broader market as a whole. Such underperformance may continue for extended periods of time.”

21.	Although short sales risk is included in the Principal Risks of Investing, there is no mention of short sales under the Principal Investment Strategy. If short sales are a principal investment strategy, include information in that section or if it is not, delete short sales risk from the principal risks.

Response: The Registrant has revised the principal investment strategy to include a reference to short positions, as follows (emphasis added):

The Fund pursues its investment objective by allocating its assets using two principal investment strategies: a “managed futures” strategy and a “fixed income” strategy. The managed futures strategy is intended to capture returns tied to global macroeconomic trends in the commodity futures (including financial futures (i.e., futures contracts on financial products such as currencies, broad-based indices and Treasury bills) markets, taking both long and short positions in such markets. The fixed income strategy is intended to generate interest income and capital appreciation to add diversification to the returns generated by the managed futures strategy.

Performance
22.	The Fund is using the Bank of America Merrill Lynch 3-month U.S. Treasury Bill Index as the Fund’s primary benchmark. Please confirm in your response letter why this index is appropriate.

Response: Because the Fund’s investment objective is to seek positive absolute returns, the Registrant believes that an index approximating the yield on cash is an appropriate benchmark.

Investment Advisor/Sub-Advisor
23.	Provide disclosure for the Trading Advisors under this section.

Response: Pursuant to Instruction 2 of Item 5(a) on Form N-1A, a fund having three or more sub-advisors, each of which manages a portion of the Fund’s portfolio, need not identify each sub-advisor except for any sub-advisor that manages a significant portion (i.e. 30% or more) of the Fund’s net assets. None of the Trading Advisors manages 30% or more of the Fund’s net assets.

Portfolio Manager
24.	Confirm whether Thomas Connelly is primarily responsible for the day-to-day management of the Fund’s portfolio. Decide whether he should be included in the disclosure.

Response: Thomas Connelly is primarily responsible for the day-to-day management of the Fund’s Fixed Income Strategy which represents approximately 75% of the Fund’s net assets. Accordingly, the Registrant believes the disclosure regarding Mr. Connelly should remain in the Prospectus.

25.	Consider whether the portfolio managers of the Trading Entities should be included in this section.

Response: The Registrant has considered including the portfolio managers of the Trading Entities in this section and has determined not to do so, in light of the fact that no Trading Advisor is disclosed in the “Investment Advisor/Sub-Advisor” section (as discussed in the response to comment number 23 above).

MORE ABOUT THE FUND’S INVESTMENT OBJECTIVES, PRINCIPAL INVESTMENT STRATEGIES AND RISKS

26.	The Staff comments provided for Item 4 under the Summary Section also applies to the information provided under Item 9 of Form N-1A and should be updated accordingly.

Response: The Registrant confirms that all applicable comments have been applied to this section of the Prospectus.

27.	Because of the complicated structure of the Fund, consider providing a chart showing the Advisor, Sub-Advisor, Trading Advisors and Managed Futures Portfolio Managers and how they interact and their roles.

Response: The Registrant has added the following chart to the Prospectus to help illustrate the structure of the Fund.

28.	The first paragraph on page 14 states, “The Advisor and the Sub-Advisor expect each Trading Advisor to implement its designated managed futures program by investing assets of the respective Trading Entity it advises in a variety of derivative instruments, including exchange-listed futures contracts and over-the-counter (“OTC”) forward contracts.” This statement should be more affirmative stating what the Trading Advisor will do.

Response: The disclosure has been modified as follows (emphasis added):

“Each Trading Advisor will implement its designated managed futures program by investing assets of the respective Trading Entity it advises in a variety of derivative instruments, including exchange-listed futures contracts and over-the-counter (“OTC”) forward contracts.”

29.	The first paragraph on page 14 states, “While there are no limits on the type of instruments in which a Trading Entity may invest, it is anticipated that the instruments in which the Trading Entities will invest include (a) U.S. and foreign spot currencies, (b) commodity futures contracts (including currency futures and futures on broad-based security indices), and (c) currency forward contracts.” Because certain Trading Advisors are not registered as investment advisers with the Commission, revise the disclosure to reflect that there are limits. In addition, futures on broad-based security indices are presumed by the Staff to be securities and therefore should not be invested in by a Trading Advisor that is not registered with the Commission.

Response: The Registrant has deleted the statement that there are no limits on the Trading Entities’ investments. As noted above, the Trading Entities may not invest in “securities” within the meaning of Section 202(a)(27) of the Investment Advisers Act of 1940, as amended (the “Advisers Act”). The Registrant believes that futures on broad-based security indices are not considered “securities” under the securities laws (including the Advisers Act). We refer the Staff to the definition of “narrow-based security index” in Section 3(a)(55) of the Exchange Act (and its interpretation in the rulemakings thereunder), which definition is incorporated by reference in Section 2(a)(52) of the 1940 Act and Section 202(a)(27) of the Advisers Act.

30.	The first paragraph on page 14 also states, “There are no formal limitations on the markets, strategies or instruments in which the Trading Entities may invest.” Make the same revisions as noted for comment number 29.

Response: The Registrant has deleted the statement.

31.	The second to the last paragraph on page 14 states, “The Subsidiary has also entered into separate contracts for the provision of custody, transfer agency, and audit services and will bear the fees and expenses it incurs in connection with its receipt of these services.” Clarify that these expenses are indirectly borne by the Fund since the Subsidiary is wholly owned by the Fund.

Response: The following sentence has been added to this section:

“Because the Subsidiary is wholly owned by the Fund, these fees and expenses are indirectly borne by the Fund.”

32.	Consider whether the four paragraphs beginning from the last paragraph on page 14 should be moved to Item 10 of Form N-1A – Management, Organization, and Capital Structure.

Response: The Registrant has moved the four paragraphs to Item 10 of Form N-1A.

Temporary Investments
33.	The second sentence states, “For temporary defensive purposes, the Fund may invest all or some of its total assets in U.S. government securities, commercial paper, certificates of deposit, bankers’ acceptances, repurchase agreements, non-convertible preferred stocks, corporate bonds, money market instruments, cash, cash equivalents and ETFs tracking the performance of high yield and investment grade bond indexes.” The Staff does not view non-convertible preferred stocks and ETFs tracking the performance of high yield and investment grade bond indexes as appropriate temporary investments. Further, appropriate temporary investment should preserve principal. Revise the disclosure to omit these investments.

Response: The references to non-convertible preferred stocks and ETFs tracking the performance of high yield and investment grade bond indexes have been removed from this section.

Principal Risks of Investing
34.	The fourth paragraph under “Managed Futures Strategy/Commodities Risk” states, “The derivative instruments traded include futures, options and forward contracts and other derivative instruments on commodities, currencies and equities that have inherent leverage and price volatility that result in greater risk than instruments used by typical mutual funds….” Clarify that only the Trading Advisors that are registered with the SEC will use derivative instruments on equities.

Response: The Registrant has revised the statement as follows (emphasis added): “The derivative instruments traded include futures, options and forward contracts and other derivative instruments on commodities, currencies and other financial instruments…” Furthermore, the Registrant has added the following statement: “The Trading Entities will not invest in “security futures” as defined in Section 3(a)(55) of the Securities Exchange Act of 1934.”

35.	Risk related to “Hedging Transactions” is included as a principal risk but is not included under the Principal Investment Strategy Sections for Item 4 and Item 9 of Form N-1A. Either add to the principal investment strategy sections or delete has a principal risk.

Response: The Registrant has deleted “Hedging Transactions” from the principal risks.

36.	The risk disclosure for “Subsidiary Risk” states, “the Advisor acts as the investment advisor for the Subsidiary and as the manager or general partner (or equivalent) for the Trading Entities, making it unlikely that the Subsidiary or a Trading Entity would intentionally take action contrary to the interests of the Fund and its shareholders.” This appears different to the following information found on page 15 which states “The Subsidiary manages each Trading Entity as its sole member and member manager and in that connection is responsible for the management of such Trading Entity, except that the respective Trading Advisor is solely responsible for directing the investments of the Trading Entity.” Confirm which is correct and make consistent.

Response: The Registrant confirms that the disclosure on page 15 is accurate and accordingly, the disclosure under Subsidiary Risk has been updated to conform.

Additional Risks
37.	ETF risk and ETN risk disclosures are included in the section “Additional Risks.” Because investment in ETFs and ETNs are disclosed as principal investment strategies the risks for these investments should be included under “Principal Risks of Investing.”

Response: The ETF risk and ETN risk disclosures have been moved to the section entitled “Principal Risks of Investing.”

38.	The description of potential conflicts of interest risk states, “Other present and future activities of the Advisor, Sub-Advisor, the Trading Advisors and their affiliates may give rise to additional conflicts of interest which may have a negative impact on the Fund.” Provide additional disclosure as to what these types of activities include.

Response: The Registrant has removed this sentence from the disclosure.

MANAGEMENT OF THE FUND
Investment Advisor
39.	Provide the actual percentage of advisory fees paid to the Advisor by the Subsidiary for the most recent fiscal year.

Response: The Registrant has added the actual percentage of advisory fees paid to the Advisor by the Subsidiary for the most recent fiscal year as follows:

“For the fiscal year ended December 31, 2014, the Advisor received advisory fees from the Subsidiary, net of the fee waiver, of 0.00% of the average daily net assets of the Fund.”

40.	The last sentence states, “A discussion regarding the basis for the Board's approval of the Advisory Agreement is available in the Fund's Annual Report dated December 31, 2014.” This should be revised to include the Advisory Agreement for the Subsidiary and Trading Entities. In addition, include a description of the Board’s consideration of the appropriateness of the advisory fees paid to the Trading Advisors by the Trading Entities including the asset based fees and the performance fees.

Response: The Registrant has modified the sentence as follows:

“A discussion regarding the basis for the Board's approval of the Advisory Agreements for the Fund, Subsidiary and Trading Entities and the Sub-Advisory Agreements is available in the Fund's Annual Report dated December 31, 2014.”

At its August 21, 2014, and September 23-24, 2014, meetings, in connection with its annual review and renewal of each Trading Entity Advisory Agreement, the Board of Trustees of the Trust reviewed among other things information regarding the advisory fees charged by each Trading Advisor with respect to the Fund, including information regarding asset-based fees and performance fees, and observed that those fees seemed reasonable and consistent with the fees charged by the Trading Advisors to their other clients.

 Sub-Advisor
41.	Provide the actual percentages of sub-advisory fees paid to the Sub-Advisor for the most recent fiscal year.

Response: The following information has been added to this section:

“For the period September 15, 2014, through December 31, 2014, the Sub-Advisor received sub-advisory fees from the Fund with respect to the Fixed Income Portfolio of 0.07% of the average daily net assets (annualized) of the Fund. For the period September 15, 2014 through December 31, 2014, the Sub-Advisor received sub-advisory fees from the Advisor with respect to the Investment Program of 0.40% of the average daily net assets (annualized) of the Fund.”

42.	Pursuant to Item 10(a)(1)(ii)(A) of Form N-1A, provide the required disclosure for the Subsidiary and each Trading Entity.

Response: The Registrant has added the following information:

“For the fiscal year ended December 31, 2014, the Subsidiary paid the Advisor no advisory fees, and the Trading Entities paid the Trading Advisors management fees in the aggregate equal to 1.32% of the average daily net assets of the Fund and performance fees in the aggregate equal to 4.21% of the average daily net assets of the Fund.”

43.	Consider providing a better description of the calculation of the advisory fees paid to the Trading Advisors by the Trading Entities.

Response: The Registrant has revised and moved the following disclosure, which was previously included in the Prospectus in response to Item 9 of Form N-1A, to the “Trading Advisors” subsection under “Management of the Fund”:

“Pursuant to the terms of each Trading Entity’s respective trading advisory agreement, each Trading Entity pays its Trading Advisor a management fee based on the Trading Entity’s investment exposure (which exceeds the Trading Entity’s total assets, as described below) and may pay its Trading Advisor a performance fee calculated as a percentage of the Trading Entity’s profits.

The Trading Entities use a form of leverage often referred to as “notional funding” - that is, the nominal trading level for a Trading Entity will exceed the cash deposited in its trading accounts. The Managed Futures Portfolio Managers determine the nominal trading level for each Trading Entity based on a number of factors (including but not limited to each Trading Advisor’s performance and the Managed Futures Portfolio Managers’ view of each Trading Advisor’s strategy given current market conditions), and generally review the trading levels for the Trading Entities on at least a monthly basis.

For example, if the Managed Futures Portfolio Managers determine that a Trading Entity will trade a $10,000,000 portfolio (the “nominal trading level”) the Trading Entity’s margin requirement may be $500,000. The Trading Entity can either deposit $10,000,000 to “fully fund” the account or deposit only a portion of the $10,000,000, provided that the amount deposited meets the account’s ongoing minimum margin requirements. The difference between the amount of cash deposited in the account and the nominal trading level of the account is referred to as notional funding. The use of notional funding (i.e., leverage) will increase the volatility of the Trading Entities. In addition, the leverage may make the Trading Entities subject to more frequent margin calls. However, additional funds to meet margin calls for a Trading Entity will be available only to the extent of that Trading Entity’s assets and may not be available from the Subsidiary or the Fund, or from any other Trading Entity.

Each Trading Entity’s management fees are based on the nominal trading level set by the Managed Futures Portfolio Managers and not the value of the cash or other assets held in the trading account, which will cause the management fee rate, as a percentage of the value of the assets in its trading account, to exceed the stated rate. For illustration purposes only, assume a Trading Entity has assets of $50 million, is notionally funded and uses a nominal trading level of $200 million. Assume further that the Trading Entity pays its Trading Advisor an annual management fee of 1.5% of the nominal account size, or $3,000,000. While the management fee represents 1.5% of the nominal account size ($200 million), the management fee represents 6% of the value of the assets ($50 million) in the Trading Entity’s trading account. Each Trading Entity may also pay its Trading Advisor a performance-based fee that will generally be calculated on a basis that includes realized and unrealized appreciation of the Trading Entity’s assets. A Trading Advisor with positive performance may receive performance-based compensation from the Trading Entity even if the Fund’s overall returns are negative. Further, because performance fees are frequently calculated on a quarterly or semi-annual basis (or, in some cases, upon a withdrawal of capital), it is possible that a Trading Advisor could earn a performance fee in a year in which its overall performance for the whole year was negative.”

Fund Expenses
44.	The fourth paragraphs states, “While each Trading Advisor’s performance fee will be individually negotiated with its respective Trading Entity and will be subject to change and renegotiation, for illustrative purposes only, the following is an example of how a performance fee could be calculated for a Trading Advisor.” Explain in this correspondence how the performance fees are subject to change and renegotiations.

Response: The Registrant has removed the bolded and underlined language from the disclosure.

Financial Highlights
45.	Pursuant to Item 13 of Form N-1A, please include the periods of the Fund’s operation which were audited by the Fund’s independent registered public accounting firm.

Response: The Registrant has added the requested information as follows (emphasis added):

“The following table is intended to help you understand the Fund’s financial performance for the period September 13, 2011 (commencement of operations) through December 31, 2014.”

STATEMENT OF ADDITIONAL INFORMATION

Investment Restrictions (page B-32)
46.	The fundamental policy number 3 regarding concentration policy should be clarified to reflect an “industry” and not commodities which are a type of investment. In addition, the term “may” is not appropriate for a concentration policy as the Fund does not have the freedom to be under 25% in its identified industry concentration. Lastly, the term “exposed” is also inappropriate as the requirement is an asset based test based on the value of the securities held.

Response: The Fund does not have a policy to concentrate in any specific industry. The Registrant confirms that the Fund will not exceed 25% of its net assets in any one industry. The fundamental policy has been revised to omit the reference to commodities.

47.	Include a statement that the Fund complies with the investment restrictions on an aggregate basis including the Subsidiary and the Trading Entities. This statement does not need to be a fundamental policy.

Response: The Registrant has added the following disclosure to this section:

“Although not a fundamental policy, the Fund will comply with these restrictions on an aggregate basis including the Subsidiary and Trading Entities.”

Fund Expenses (page B-44)
48.	Pursuant to Item 19(a) of Form N-1A, include the required information for the Trading Entities including the method of calculating the advisory fee payable and the actual amounts paid for the last three fiscal years.

Response: As indicated above, the Registrant is in the process of applying for manager of managers exemptive relief and, as discussed with the Staff, therefore has not included information regarding the method of calculating the advisory fees payable to the Trading Advisors. The following table has been added to the SAI:

The Trading Entities paid the following management fees and performance fees to the Trading Advisors in the aggregate:

	Management Fees	Performance Fees
For the fiscal year ended December 31, 2014	$1,348,638	$4,284,807
For the fiscal year ended December 31, 2013	$1,548,231	$541,688
For the fiscal year ended December 31, 2012	$2,376,755	$1,164,755

PART C

49.	File each Trading Entity Advisory Agreement as an exhibit to Item 28(d) with the Registration Statement.

Response: As indicated above, the Registrant is in the process of applying for manager of managers exemptive relief and, as discussed with the Staff, intends to maintain the current level of disclosure and does not intend to file the Trading Entity Advisory Agreements.

50.	In addition to the Fund and Subsidiary, the Trading Entities are required to sign the Registration Statement.

Response: The Registrant represents that the Trading Entities will sign the Registration Statement in addition to the Subsidiary and the Trust on behalf of the Fund.

Trading Entity Advisory Agreements
51.	Since the management fees are calculated using an asset based charge on a trading level or nominal amount that is not necessarily held at the custodian, confirm and explain how the Fund, Subsidiary and Trading Entities comply with Section 18.

Response: The Fund has segregated an amount equal to the daily “mark-to-market liability” with respect to the Trading Entities’ positions in cash-settled futures, forwards and swaps, consistent with Staff guidance under Section 18. Each Trading Entity has entered into an agreement with Morgan Stanley & Co. Inc., with which each Trading Entity clears its futures transactions, pursuant to which Morgan Stanley will liquidate any open positions in physically-settled futures contracts (or options exercisable into physically settled futures contracts) prior to the time at which a Trading Entity would assume an obligation to make or receive physical delivery of any commodity or currency. As a general matter, because 75% or more of the Fund’s total assets are invested primarily in investment grade fixed income securities, the Fund has a ready source of liquid assets with which to meet the obligations of the Trading Entities with respect to their derivative contracts.

52.	Explain how derivatives are valued for calculating the “Net Asset Value” as defined in the Trading Entity Advisory Agreement.

Response: For purposes of calculating the “Net Asset Value” of each Trading Entity, (i) futures contracts traded on an exchange are generally valued at the last quoted sales price on the applicable valuation date, and (ii) futures contracts not traded on an exchange and swap contracts and other over-the-counter instruments are generally valued based on quotations received from dealers or pricing services deemed appropriate by the Fund’s administrator. All valuations are based upon policies approved by the Fund’s Board of Trustees.

* * * * *

The Registrant acknowledges that the adequacy and accuracy of the disclosure in the filing is the responsibility of the Registrant. In addition, the Registrant acknowledges that any comments or changes to disclosure in the filing provided by the Commission staff, acting pursuant to delegated authority, do not foreclose the Commission from taking any action with respect to the filing. The Registrant also represents that it will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Joy Ausili (626-914-1360) should you have any questions or comments regarding the Amendment.

Sincerely,

/s/ JOY AUSILI
Joy Ausili
Investment Managers Series Trust